Statement re South Africa

Luxembourg, 19 September 2008, 4 pm CET – ArcelorMittal confirms that it is currently contemplating a transaction involving the introduction of black economic empowerment into ArcelorMittal South Africa. There is no guarantee that the transaction will be forthcoming. We will update the market if and when appropriate.